Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jim Ream Senior Vice President – Operations

February 14, 2013

Maintenance Organization,

Today, we begin an exciting new chapter in our history. This is a big change for all of us, but one that brings opportunity for our new combined airline, our customers and our people. Together with our colleagues at US Airways we will form the world’s largest airline, operating a large global network that boasts a strong financial foundation, a modern, efficient fleet and the best people in the industry.

This past year has been difficult, but it has also given us a strong basis for a successful merger. We’ve improved our operation, started renewing our fleet and modernizing our airline – all of which will help us reclaim our title as the premier global airline.

The merger won’t happen overnight. For the time being, we will continue to operate as separate carriers with separate operations, so there may not be a lot of visible changes in the immediate future.

The terms of the current Collective Bargaining Agreements will continue to apply, and will remain in place until we receive regulatory and US Airways stockholder approval on the merger and Bankruptcy Court approval of our Plan of Reorganization, which we expect to occur in the third quarter later this year. At that point, the revisions to the CBAs provided for in the MOU between American, US Airways and the TWU will become effective. The CBAs as modified by the MOU will be in effect until new Joint Collective Bargaining Agreements are reached covering the combined work groups.

Changes for our internationally-based people will be governed by the unique labor and legal framework of each country, and more details will be provided in local communications.

Until the merger closes, Tom will continue to serve as Chairman and CEO of American. Upon closing, Doug Parker, the current CEO of US Airways, will become the CEO of the combined company, and Tom will continue as Chairman of the Board through the first shareholders meeting of the new company.

In the meantime, we will provide additional information as it is available. I would also suggest visiting the new Jetnet to find out more detail about today’s news including answers to questions you may have and a look at what we expect in coming months.

For this merger to be successful, we will need your help. We must be dedicated to making this the best airline in the world, and I’m confident that our team will ensure that we are. There will be more changes ahead, and it is imperative that we keep our eyes on the operation. Thank you for your hard work, and I look forward to sharing this journey with you all.

Sincerely,

4333 Amon Carter Blvd., MD 5603 Fort Worth, TX 76155 817-963-0990 Office 817-963-0997 Fax jim.ream@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4333 Amon Carter Blvd., MD 5603 Fort Worth, TX 76155 817-963-0990 Office 817-963-0997 Fax jim.ream@aa.com